Filed by Advanced Fibre Communications, Inc. (Commission File No. 000-28734)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
(Commission File No.: 000-28734)

This filing relates to the proposed merger between a wholly owned subsidiary of Tellabs, Inc. and Advanced Fibre Communications, Inc. (“AFC”), pursuant to an Agreement and Plan of Merger, dated as of May 19, 2004. The Agreement and Plan of Merger was filed by AFC under cover of a Current Report Form 8-K on May 20, 2004 and is incorporated by reference into this filing.

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY—CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this filing regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statement and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this filing are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4, and Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

* * *

[Transcript of comments of John Schofield, Chief Executive Officer and President of Advanced Fibre Communications, Inc., excerpted from the 2004 Annual Meeting of Stockholders of Advanced Fibre Communications, Inc., made available through www.afc.com]

John Schofield:    I would like to take just a few moments to talk about the announcement that we made this morning. If you didn’t have the opportunity to listen to the analyst call that we conducted at a fairly early hour this morning, and it is available as a replay, I think you can access it by our website, afc.com, or if you like, you’d like to actually access it by Tellabs’ website, tellabs.com, and I’m sure there is access through things like yahoo finance that you can prompt you there as well.

Let me give you a little bit of rationale here since we had this opportunity. I would say this company has done outstanding, an outstanding job, I should say, over the years in developing its market, developing its technology and strategy, and successfully penetrating a number of markets, starting with at the beginning of the company’s formation of the independent operating company market, the smaller rural client companies, typically which cover much of America.

Outstanding work by the company, and especially the early folks with the company that founded the position they did with the company, and we at one point seen I think probably reached the point where we had 60 or 70 percent market share in that particular market space. And while it is very important, it actually is a limited market space, it represents something less than about 20 percent of all access lines in North America. So the primary market opportunity for access in North America is the larger carriers, the four RBOCs, SBC, Verizon, Qwest, and BellSouth, and then the sort of mid-range, if you will, carriers such as Sprint, Nortel, Century, (inaudible), PBS with a number in that mid-range. Eighty-seven access lines are in those carriers. So as a company, we leveraged off what we had done in the independents, and moved after the larger carrier market, we were very successful with the mid-tier, what we in the company refer to as the national local exchange carriers. And I’m sure you know that for many years up to and including 2003, Sprint has been our largest customer.

The RBOCs were always a very attractive proposition because, quite frankly, they do spend most of the money, and they have most of the access lines. And we did need to get in to that business to grow the company longer term. And we had some success in doing that. We penetrated Pacific Bell early on, they’re now acquired by SBC, and that sort of slowed things down a little bit. We had to go back and sort of re-work everything with SBC. We were very successful with GTE, and GTE was acquired by Verizon, and that sort of slowed things down, we had to go back and re-energize that. So we began to make progress. During 2003, some of that progress really began to bear fruit, particularly with the new technologies we had in fiber to the premise. And as I’m sure you all know, we were successful in winning a contract with Verizon to deploy part of the (inaudible), any technology that would deliver very high bandwidth, fiberoptic capability directly to the premise for our voice data and video services.

Verizon is a very large customer, and requires a lot from any company, and particularly a company that is our size. But we look for ways to [inaudible] and one of the ways that we were very fortunate to find was in our acquisition of Marconi’s North American access business. In the marketing (inaudible) depends with that, we’re on a streak for some extent about that.

Marconi brought some great things to this. It brought some technology that was complimentary to land, it brought a very large install base, particularly in the large carriers, it brought expertise and optical technologies, and perhaps most importantly, it brought with it an account that we have long coveted and wanted to do business with, BellSouth. And while it didn’t bring the account relationship, it brought at least the opportunity for AFC to develop that relationship, and show BellSouth that as a new company, we could meet their needs moving forward. BellSouth currently is our largest customer as a result of that transaction, with Sprint slightly behind, not much, but slightly behind. And we’re growing our business with the other RBOCs.

When it was actually, had some difficulty, I guess you could say, is internationally. We’ve had various stops and starts, we’ve had some success internationally, and then some lesser successes internationally. International currently accounts for roughly ten percent of our business. And what’s happened in recent times is that the opportunity for the evolution of networks to fiber-based networks, broadband fiber-based networks, is becoming something that appears to be emerging around the world. And quite frankly, simply put, we at AFC don’t have the opportunity and capability and staff to go after those and invest those ourselves. So we didn’t want to automatically save that market for the competition. We’ve had numerous inquiries over the last several months about how we want to invest that, and we look for ways to do that, and one of the ways was to partner with somebody. In partnering with somebody, we look for somebody that provides complimentary capabilities, like product overlap, no overlap and redundancy in organization structure, market complimentary, sales complimentary channels. Tellabs is that rare entity, vis-à-vis AFC that in fact offers all of that, and it is a company that we have a long history with. We’ve been working with Tellabs for ten years, we’ve been a supplier for Tellabs, we’ve had a joint venture in the past with Tellabs, Tellabs has actually been an investor once before in AFC, and had representation on our Board. So we have a long history with Tellabs, and we know them very well. They are an extremely good company, they’re very similar to us in terms of their business ethics and practices, their culture, and given that there is no overlap, I very, very much complimentary positions and with market base. But from breadth of customers, technology, and services, they bring scale to us in many ways, not just on a global front, but also in the support of the others. For example, they have 400 people in customer service. We have five percent of that in our customer services in our platform. They have 70 people dedicated customer service people at Verizon. That’s very effective thing to me as we look at how we can meet the needs of a large and demanding customer that is really pushing to try and use the technology and service delivery like Verizon is.

Many of you may have seen the press release of yesterday from Verizon, and the announcement that they had that objective, with the roll out of their FTTP program, which I think those who happen to be down there and get escorted through the central office for AFC prominently displayed down there with that equipment installed in that, and that hopefully that put to rest some of the concern that positive trend is actually going to be real and that AFC (inaudible).

So the background of our relationship announced this morning with Tellabs, was really in the context of building a world class competitive company that has breadth, style, great customer set, complimentary technologies, complimentary employee bases, the skill sets of two very, very good companies with very good employee bases, coming together and building a world class company. Two very good companies becoming a better company. This truly is, I believe, a classic example of one plus one equals three, or maybe it’s five actually. But we have the growth opportunities for channel, this is both companies going forward with the new Tellabs will be significant over the years ahead of us. We are the only company in North America that truly has the next generation end-to-end network systems capability. We have more of that in terms of next generation or the new company will than Lucent, Nortel, and even Alcatel. So we feel very, very positive about this, and we think that this will create lasting benefits to the employees, the customers, and the shareholders.

* * *

So at this time, I’d certainly like to open up the floor to any questions or comments that folks may have. If you do have questions, we are webcasting this live. They set up a microphone in the middle of the room there. So if you’ve got a question, I’d appreciate it if you’d come up to the microphone, or we do have a hands-free microphone down the back that’s been handed as well. And for the benefit of the audience online, if you could just identify yourself by name, organization, and as a stockholder. Feel free to address your question to any of the AFC representatives here, to me or any members of the management team that I identified earlier on or any of the Directors that are here as well. We would like you to limit the questions to two or three minutes. But with that, does anybody have any questions that they’d like to raise at this time? You’re being too gentle on us.

Maybe just let me finish up then a little bit more on the transaction we announced today. What Mark just took you though, and please go down the back of the room, and we have the slide of the curve and the slide of the premise products down there set up, we’d love to have you look at them and get an understanding, ask questions of particularly Mark or anybody else that we may have here who’s technical, which excludes me. But the, what Mark just talked to you about really speaks to the strength of what we have in AFC today, and really does speak, infact, to the reason that we’ve reached this conclusion that we’ve reached with Tellabs. Tellabs is not in the access business, they’re in transport and data switching. AFC is not in transport and data switching, they’re in the access business. And when you build a network, you need transport and you need switching, and by golly, you need access because if you don’t have access, you can’t connect to fair paying passengers, so to speak, to any of their staff, including the core of the network that carries all of this. So access is really, in fact, where carriers generate their revenue. They carry tons of it over the core of the network, but they actually bill customers for what happens at the access point in the network. So when you look at what we do and what Tellabs do, it’s actually a compelling business model, and a compelling logic to bring these things together because it then enables us as a combined company to deliver next generation transport, and I should point out by the way that here in the United States, 70 percent of all Internet traffic, 70 percent of all the Internet traffic, transfers across Tellabs products today. So they have a huge, huge market penetration. They do business with all of the large carriers, and several of the medium sized carriers. And with their data products, we believe we can leverage some of that to take it in to the smaller carriers, the independents. We believe that the offering we will be able to bring to the independents will be substantially enhanced by this joining together of these two companies.

So you see real power in access transport and data switching. That’s, quite frankly, nobody else can offer today. The large carrier solutions, the large vendors I should say, (inaudible) Nortel’s of the world, have very good products in certain areas, but they do not have as compelling a solution and demand as this new combination of Tellabs and AFC will offer. Both companies bring a significant amount of value to this. We bring lots of customers, we bring great employees, we bring terrific technology that combined I believe over the next several years is going to make us, the new us, one of the most, if not the most, formidable competitors in the market place. And I expect in the years to come if we stand in front of you, hopefully you will remain shareholders with the combined company, and we’ll do good things for you, and as we stand in front of you or talk about really terrific things on a global basis. Right now, Tellabs gets about 40 percent of their revenues from outside the US compared to our 10 percent of the revenues, they offer roughly 100 countries around the world, they have over 1,000 employees outside the United States, we have 1,000 in total. So you can see how this thing, when you start looking at those kinds of things, I said to you earlier on about 400 customer service people compared to our roughly 20 or 30 customer service people. When you look at these numerics, and then you look at the compelling technologies, and you look at the ability to delivery end-to-end solutions, and the ability to take these new technologies and leverage the combined spend that this company has in our R&D, which will be something approaching 350 million dollars of combined R&D spending, we will be able to do an enormous amount, quite frankly, that we would have not been able to do quite so well on our own. So this is a terrific, a terrific thing, I think, and it will prove out to be so, and for people who have patience, I think they will be amply rewarded.

* * *

Oh, we have a question.

Speaker:    (Inaudible), I’m a shareholder. Can you just comment, given the logic on Tellabs, on the timing of why now.

John Schofield:    Why now? Good question and I’ll add a few comments to that. There is no magic about why now in the sense of, you know, this is not something where we sat around and said gee, when will the stock price go where. This is really driven by the compelling logic of putting these two value propositions together, developing a long-term strategy as our Board looked at this, the Board looked at it both in terms of short-term value to shareholders today and long-term value to shareholders over an extended period of time, felt this was a compelling proposition. From my perspective, it is a window of opportunity, and that window of opportunity is really driven by being the first guy in to some critical markets with this new technology. If I waited a year, my enemy may have been in those markets, and I don’t want him to be in this market, as most of the folks that work with me understand, my desire is to have what I would call my unfair share of any market that I’m operating in, which generally means slightly more than 100 percent if I can get it. And we haven’t managed our accounting side yet, but that’s certainly the goal of our company. We do want to be the dominant vendor in these things. We clearly aren’t today as a result of our acquisition of Mark’s organization. The dominant vendor in new carrier solutions in North America, we have 44 percent market share compared to Alcatel’s 39 percent market share. We are number one, but that’s only in that one spot. Tellabs is number one in what they call bandwidth management, which is managing traffic that goes over the core of the network. So if we got two number one companies that are getting together here and now is the time to do it. We’re on the really on the leading edge of the deployment of fiberoptic networks. Verizon is the front runner in this; they are plowing new ground, quite literally and figuratively actually, as they’re also digging tables under the ground. And they are really putting a lot in to this, and you know, we’re pleased, proud in fact to be part of the system, and they are taking this industry and we are taking it with them in places that nobody else is taking it right now, but it is the beginning of what will be a tremendous trend in changing the network. As Mark said in his presentation, it’s all about fiber at the end of the day, because fiber, philosophically, you should look at fiber as being an unlimited boundary. What will happen is once you got the fiber in to the ground, you know, over time we will involve the pieces of equipment that sit at each end to deliver more and more bandwidth to services that will deliver today, probably in the 20 to 30 megabits per second capacity. Down, you know, two three years, we’ll be delivering in excess of 100 megabits to each subscriber. We haven’t even begun to think of the kind of services that we will be able to deliver with that kind of capacity. So, and now is the time for – you know if you’re the first guy, you win big, and a perfect example of this, Krish Prahbu who is the CEO of Tellabs, Krish Prahbu came from Alcatel, he ran Alcatel North America, he was the CEO of Alcatel North America, and he’s the COO of Alcatel worldwide. Krish was the driving force behind getting Alcatel in to the access business in North America. And he did that with (inaudible). They went through a lot of hardship doing that, much like what we’re doing with fiber (inaudible), we’re plowing new ground here. And you know, as the front runner, the thing I found out when you have the front, there’s a whole bunch of people back here that are throwing stuff at you. But what they were able to accomplish by going out and making the investment and being that first mover, that front runner in DSL, Alcatel has the best 70 percent of the worldwide DSL market today. I’d dearly love to be in that position as part of the trend. So there are customers out there that are starting to make moves today that I want to get access to. If I had waited too much longer, I don’t think I would have been able to leverage my skills and capabilities in the company size that we were gratefully address that. So that’s, from my standpoint, the reason why. And what we try to do is do something that we all think actually was very fair in terms of the shareholders, in both professional shareholders. We’re contributing roughly a third of the new entity, and we will, in terms of the cash and the stock component, get about a third of the value for the new entity, so it’s very, very fair.

# # #